SENECA BIOPHARMA, INC.

March 30, 2020

Tim Buchmiller

Staff Attorney

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549

RE:	Seneca Biopharma, Inc.
Registration Statement on Form S-3
Filed February 20, 2020
File No. 333-236543

Dear Ladies and Gentlemen:

We have been informed telephonically that the Staff has no additional comments to the above referenced registration statement. Accordingly, Seneca Biopharma, Inc. (“Company”) is requesting that the above referenced registration statement be declared effective at 4:00 p.m. Eastern Time, on Tuesday, March 31, 2020 or as soon as practicable thereafter.

In connection with this acceleration request, we hereby acknowledge that:

1.       should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, such action will not foreclose the Commission from taking any action with respect to the filing;

2.       the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. the Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require additional information, feel free to contact the undersigned.

Sincerely,

Seneca Biopharma, Inc.

/s/ Kenneth Carter

Kenneth Carter

Executive Chairman